EXHIBIT 99.1

REPORT UNDER

NATIONAL INSTRUMENT 52-102

Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of shareholders of Central Fund of Canada Limited (“Central Fund”) held on February 25, 2013.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Director of Central Fund. Individual Director results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD
Brian E. Felske	33,213	100	0	0
Bruce D. Heagle	33,213	100	0	0
Ian M.T. McAvity	33,063	99.55	150	0.45
Michael A. Parente	33,063	99.55	150	0.45
Dale R. Spackman	33,063	99.55	150	0.45
Philip M. Spicer	33,213	99.55	150	0.45
J.C. Stefan Spicer	33,063	99.55	150	0.45

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of Central Fund.

FOR	% FOR	WITHHELD	% WITHHELD
33,213	100	0	0

Dated this 26th day of February, 2013.

“John S. Elder”

Name:   John S. Elder

Title:     Secretary